         TOMKINS FIRST QUARTER 2003 RESULTS - CONFERENCE CALL TRANSCRIPT

Steve Devany: Morning everyone, I'm Steve Devany, I'm Head of Corporate
          Communications for Tomkins and I've got with me Jim Nicol, our Chief Executive Officer and Ken Lever, our Chief Financial Officer.

          Thank you for joining us today for our first quarter results conference call. There will be a presentation which will last about twenty minutes and then you'll have the chance to ask questions. If you have not done so already, you can download the slides for the presentation from our website, which is www.Tomkins.co.uk, and just follow the link on the Home Page.

          The order of play this morning will be first Ken will take you through the numbers in a little more detail. Jim will then make some comments on market outlook and then we'll open it up for questions. So let's hand over to Ken.

KL: Thank you Steve. Good morning everyone. If you could go to slide three please. The results we're reporting today are for the first quarter which is for the 95 days to 5th April 2003. The comparative information is the proforma information for the first quarter of 2002, which was made up to the 98 days to 30th March 2002.

          At the preliminary results meeting in February we presented a proforma financial information, by quarter, for 2002. We've made a slight change to the phasing, probably to previously show that in quarter one that (pound)4.6m had been reclassified into the remaining quarters of the 2002 financial year.

          This is the first time we've reported information in US Dollars and under US gap, and I'll cover these numbers towards the end of the presentation.

          As you would expect, exchange rate movements had a significant impact on the reported financial performance. In Q1 2003, the average dollar exchange rate was 1.59 compared with 1.43 in Q1 2002. Also the balance sheet rates have changed considerably, moving from 1.43 at the end of Q1 2002 and 1.56 at the end of Q1 2003.

          In the financial section of the announcement we were gaining through the tables to highlight the underlying changes in the financial performance of the business groups. Underlying change removed the translation effective currency movements as well as acquisitions and disposals and operating exceptional items. So let's look at the financial highlights on slide four.

          There was an underlying increase in sales of 5.9%. Underlying operating profit was ahead by 9.4%. Industrial & Automotives performed very strongly, net cash at the end of the period increased to (pound)171.5m. US dollar operating income increased by 32.8% to $111.3m.

          If you go to slide five, you'll see the reporting profit and loss account. All the reported numbers reflect the translation impact for the significant sterling/dollar exchange rate movement. However, even on a slightly lower reported sale, profit before interest was ahead after taking into account the small disposal profits. Net interest income in the comparable quarter became a small net interest cost due to currency mix of cash and debt balances. Tax has been provided with 27%, the anticipated effective rate for the year.

          Slide six shows the sales bridge. Although disposals reduced turnover by (pound)17.9m, exchange rates account for the biggest single movements, a reduction of (pound)71.8m. The underlying improvement in Industrial & Automotive of (pound)47.6m goes some way to offset this. There was little change in Air Systems Components and engineered and construction products.

          Slide seven shows a segmental analysis of reported operating profits before and after operating exceptional items. The impressive showing of Industrial & Automotives is in part offset by some disappointment in Air Systems Components, as the result of cost overruns of around (pound)3.4m arising from the plant rationalisation programme. Reported profits in engineered and construction products were slightly lower.

          Centre costs for the quarter are in line with previous guidance for an annual cost of slightly over (pound)20m. Operating exceptional charges were (pound)5.9m compared to (pound)5.2m in the comparable quarter. The operating exceptional item with engineered and construction products is an asset impairment provision arising from the decision to consolidate the UK manufacturing activity of our valves, taps and mixers business into one facility. And this is in addition to the market guidance previously given of (pound)15m for the full for operating exceptional charges relating to projects currently in progress.

          Slide eight we show the operating profit bridge. You can see the impact of the good performance of Industrial & Automotives and the lower restructuring charges in the quarter. Also shown is the reduction in the underlying operating profit in Air Systems Components, almost all attributable to the plant rationalisation. Again, currency was a significant factor, reducing reported profit by (pound)1.8m. Clearly, looking forward, the continuing weakness of the dollar will impact reported sterling results through the balance of the year.

          Slide nine shows the operating margins. Overall the combined margin of the business groups slightly higher before and after operating exceptional items. Good progress was made in Industrial & Automotives. Our largest business group where the margin edged towards 10%. Air Systems Components was affected by the plant rationalisation programme I referred to earlier, the margin and engineered and construction products remained largely in tact before the impact of the operating exceptional items.

          And now looking in a little more detail at each of the business groups starting with Industrial & Automotives on slide ten. Vehicle production volumes in the quarter were broadly flat. The chart shows the CSM forecast production volumes in the US for the balance of the year. The second quarter is down somewhat, and then some anticipated recovery in volumes prior year levels towards the end of the year.

          In the automotive aftermarket, demand in the quarter was positively affected by poor winter weather in the US. Industrial OE replacement market showed no real signs of any improvement. Against this market background, we saw good sales growth driven in part by share gains in the aftermarket where performance was particularly strong. The underlying sales increase was 10%. Higher margins in the sales mix and continuing benefits and the focus on lean manufacturing and the strategic manufacturing initiatives benefited the margin. Underlying operating profits were up by 26.5%.

          Slide eleven. Air Systems Components. Market conditions in the quarter were not encouraging. Non-residential construction was down 13% in the first quarter, which shows some slight improvement in April, with a year to date market down 11%. This compares with our previously expected reduction of around 4% for the year, which we now expect to be around 10%. Residential construction was ahead of the comparable quarter, but there have been mixed signals on building permits and housing starts. Against this market background, the sales performance of Air Systems Components has been encouraging, with underlying sales down by only 2%.

          As I've mentioned, the profit performance was affected by the higher than expected costs associated with the plant rationalisation programme. Actions taken will ensure that these costs are behind us. We are confident that the margins in this business can move back to more normal levels as the year progresses.

          Slide twelve shows engineered and construction products against the background of generally weakening market conditions as the quarter progressed. As you can see the index for industrial production in the United States, after some early improvement at the start of the year, weakened in March and April. This has a knock on effect on most of the markets of engineered and construction products. More specifically the manufactured housing market, recreational vehicles market, the utility industrial markets have all been weaker than expected.

          Against this market background, underlying sales were slightly ahead and underlying operating profits also showed some improvement. This was despite the deteriorating performance and the UK valves, taps and mixers business which has resulted in the plant integration I referred to earlier.

          Let's now look at cash flow on slide thirteen. Overall the net cash of the Group increased by (pound)13.9m to (pound)171.5m. Cash flow from operations when compared with Q1 in the previous year was affected by two factors. Last year benefited from de-stocking in Industrial & Automotive, particularly in Fluid Power. Also in the first quarter of this year the change in working capital was affected by customer mix in Industrial & Automotive and the timing of the quarter end. In the quarter our moving average working capital as a percentage of moving annual total sales was lower at 12.5% as against 14.5% in the comparable period, indicating good working capital management through the quarter. Capital expenditure was in line with our expectations.

          One slide fourteen we've presented the summary US dollar profit and loss account under US GAAP. In the financial section of the announcement you will find a summary balance sheet and a cash flow statement. We have also provided some brief narratives, highlighting the principle differences between US GAAP and UK GAAP. The real benefit of the US dollar presentation is you're able to see the good overall underlying performance with the Group eliminating the impact of currency translation.

          Operating income before goodwill amortisation in the period was ahead by 32.8% at $111.3m and income from continuing operations before taxes, a minority interest increased by 49.4% to $112.2m.

          Finally on slide fifteen, segmental analysis highlights the strength of the improvement in the Industrial & Automotive business which of course year on year will have seen some translation benefits from the strengthening of the Euro against the UK dollar. I'll now hand over to Jim.

JN: Thank you Ken. Before we open the call up for questions, I would like to expand a little upon how we expect the rest of the year to unfold. In automotive we know that Q2 production levels in the US will be down as the OEs reduce inventory levels. We may see 2003 US auto production shy of the 16 million target we mentioned in March, but not by enough to make any significant difference to our figures. Similarly, across the rest of the world we don't see much change to our views in March.

          The automotive aftermarket was expected to show modest growth and provided consumer confidence remains okay, particularly in the US, this should still be the case. In industrial, we haven't seen anything yet to call a recovery, and the markets continue to bounce along the bottom. The US non-residential market has been a lot weaker than people expected, with square footage down 13%. This has impacted our Q1 numbers and led us to push harder with plant closures and other cost saving measures.

          For example, we are merging our Lau industry business into other air systems operations, thereby reducing overheads. As you will see from the statement, we did incur additional costs caused by some disruption in production as we closed the five plants in the US.

          US residential remains buoyant and so far hasn't shown the small decline that was expected. Given the state of our markets, we don't see much change for the balance of the year, and therefore the remainder of 2003 will be about self-help; further rollout of lean principles throughout the Group, completion of the various SMIs that we told you about in March, and further emphasis on product innovation.

          In these uncertain times we will maintain our solid, financial foundation. The focus on cash across all our operations will be kept up.

          Finally we will be looking to make further acquisitions along the lines of the Stackpole deal we announced three weeks ago. I believe that Stackpole will be a great acquisition for Tomkins. It fits perfectly in our drivetrain/powertrain strategy, it has shown its ability to grow organically at 10% annually for the past five years, and comes with a very capable and enthusiastic management team. It would be nice if we could do another transaction like Stackpole before the end of this year, so we'll keep looking. Now let's open the call for questions.

Charles Burrows: Good morning gentlemen. A few questions if I may. Ken, you mentioned that, at the beginning of .. I think (pound)4.6m of the original Q1 02 guidance had been reallocated to the other three quarters. I wondered whether you could give us an idea of how it has been reallocated amongst the other three quarters?

KL:       Effectively it's just been phased over the balance of the year.

CB:       Equally?

KL:       Yes.

CB: OK, thank you. And also looking at the Engineered & Construction division, you said, rightly so, that the margin was flat on the two quarters. But I seem to remember the businesses that you sold last year, were they underperforming activities there and therefore I would have thought that the margin might have gone up a bit. Can you reconcile that for me?

KL:       Sorry, in which business is this?

CB:       This is the Engineered & Construction Products.

KL: There is only one business of any substance that was actually sold last year, which was actually the composites business, and in fact the margin in the composites business was quite a reasonable margin and as you may recall in a way it was actually an opportunistic sale because we choose very good value for that business and it wasn't really seen as a core business going forward. In actually fact it was a reasonable margin business.

JN: Charles, I think you're thinking about our material handling businesses which we have stated are up for sale and the margins are below the rest.

CB: Yes, I think you said it make a small loss I think in this quarter. Thank you. Obviously that's a misunderstanding by me.

          The third one, on air systems where you'd had the disruption obviously of the weaker market in non residential, you made the comment that margin should return to normal levels as the year progresses. Does that imply that there's a follow on in maybe Q2 from the disruptions that you saw in Q1?

KL: I think there are some costs at a lower run rate that still relates to some of the disruption that was in Q1, but we should certainly see that that goes up fairly quickly.

Graham Philips: A couple of questions as well if I could. First of all, Ken, can you talk a little bit about the difference between tax paid and tax in the P&L, how long you'd expect it to remain quite low on the cash flow statement, I think it was (pound)3.8m paid, (pound)17m provided in the P&L. And also an update on FRS17 - where the position is at the end of March?

KL: On the tax we've charged in the quarter what we believe to be the effective tax rate for the year, it's fairly normal accounting practise. The cash paid of course really just reflects the timing of the tax payments that are made and as you know particularly in the US you actually make advance tax payments and then adjustments periodically happen. And so the quarter one tax paid is not necessarily representative of the level of tax you would expect for the year as a whole. Generally speaking it's fair to say that the tax paid in the Group is slightly lower than the tax charged, but not significantly so.

GP: Right, so that should be fairly quick to move up to the normal P&L charge level?

KL: Yes. Then on FRS17, well we don't update FRS17 every quarter, it clearly is something which we will look at and certainly when we produce the numbers for the half year we will relook at the FRS17 situation. But of course as you know, it's actually only a requirement to adjust it once a year.

GP: OK, but in terms of the position on the three months, given the pension position, you don't have a feel for whether it's moved substantially up?

KL: Well not really. At the end of the day as you know it's affected by the asset values and affected by the view you take on discount rates with respect to the obligations of the pension fund. Clearly those obligations change from time to time if you relook at the actuarial assumptions, and those actuarial assumptions aren't looked at every quarter, it's part of an annual review, and that annual review will be performed before our year end.

GP: And the dividend ... the ratings * that will come out in the second quarter? There was no impact in the first quarter?

KL:       The dividend?

GP:       Yes.

KL        As you know we've made the statement in terms of timing of dividends.
          We will proceed to pay as is normal practise, an interim dividend and the final dividend.

GP: Yes, but sorry, the cash impact and the one that's from the second half of last year's result. That will come in the second quarter?

KL: Oh yes sorry. The cash effect of the dividend. That's the cash flow comes through in the second quarter because it's paid at the beginning of April.

GP:       OK, so would you just miss the 5th April?

KL:       It did indeed.

GP: OK, and that's great. So just UK loss widened I see under the geographic reporting, is that just relating to some of these initiatives, that you're moving plants?

KL: Well it's primarily associated with the performance of the taps, mixers and valves business referred to earlier on.

GP: OK, and how quickly do you think that may turn around after the restructuring?

KL: Well I think that * restructuring established * competitive cost base and to re-establish the profitability to the business and once that activity ... integration activity has taken place we should see profitability quite quickly.

GP: OK, thanks. And Jim, you talk about some new programme wins. Can you just expand on engines, particularly engines you will have got some exposure to on any new business that you've won, or has it more been in other areas?

JN: At this stage it's more other areas. Frankly we've got a lot of wins and for example our Trico /Tridon area which are wipers on new programmes which has been developed from basically an aftermarket provider to more kind of penetration with different OEMs

GP: OK, and the other thing, when you talk about your $16m production forecast, do you get a bit of a feel of .. because more the thing we've got to try to guestimate I guess in here is what the engine production is sort of doing on an ongoing basis, because that's where you're going to have exposure in some of these other business areas around on the OE side on the wipers for the vehicle production themselves.

JN: Yes, if you look at the $16m for North American production, that was our number in March based on reference to CSM and other third party sources. I think the consensus view is probably moving down a little bit, it's somewhere between 15.7/15.8, still the third party sources are saying 15.9. There are some analysts that have a number below that, but I think in terms of the range the 15.7 and 15.8 is probably what people consider the norm rate that they're using right now.

          Obviously engines is a key area for us. As you know Graham, they go across platforms, you know we continue to see penetration as well, I mentioned windshield wiper blades, but obviously in our belt production, both * actually drive them for timing, we are continuing to see worldwide new wins on different engine platforms. So we think actually one of the big advantages of going into power train/drive train is not only the fact that it's a growing area with more outsourcing, your exposure is to build platforms because the engines go across platforms.

GP: OK, are you more exposed to any particular engine mix? Higher end engines or particular customers there that perhaps you could give us a bit more colour on?

JN: No, frankly, if you look at our penetration, particularly right now on the engine side, we've got a clearly broad base of OEM customers.

Mark Cusack: I wonder could you give us some guidance on what benefits you've seen from your lean manufacturing and your strategic manufacturing initiatives under both those programmes in the first quarter and perhaps give us any guidance updated for the full year.

          Secondly, if you can, give us a little more explanation of the timing of quarter end comment vis a vis the cash flow change.

          Thirdly, on your geographical mix you seem to have had an exceptionally good performance in rest of Europe and rest of world, and perhaps if there are any issues there that you wish to expand upon. And I guess lastly, and again, picking up on a couple of the issues that the previous questioner was talking about. In terms of your exposure into the second quarter, we're obviously aware production schedules are coming down. Is there any way you can give us some guidance on what potentially the underlying growth in industrial and automotive might be in the second quarter?

KL: On the issue of the benefits of lean manufacturing and the SMIs, I don't think we're changing our view really as compared to what was said at the time of the last results announcement. We talked then about annual savings we expected from lean and from the SMIs and we track those on a month to month basis, and we are delivering in line with those expectations within the businesses. Really if you take the annual numbers we talked about, roughly divided up by the four quarters that would give you an indication because of course it is slightly back end loaded as the year progresses because more of the benefits come through.

          From the timing of the quarter end, the reason why that's actually relevant in terms of the cash flow movement is .. well there are two factors really in terms of the debtor balances or receivable balances. One is that during the quarter the sales mix has been skewed in two directions which adversely affect receivables and that is a high percentage of aftermarket sales, generally speaking aftermarket sales have longer credit terms because they go into the distribution market
          * to the OEs.

          And then the other skew is the fact that there's a slight increase in terms of the aftermarket sales in Europe which again, European credit is slightly longer. So that's one factor. But the other factor actually is just the timing in terms of cash collections which come in at the end of the month Clearly if the period is made up from 5th April you then start to get the effects of sales that are being reported in the early days of the new calendar month for which obviously you have received cash cycle doesn't necessarily come in in the same phasing as the recording of sales. So it is a very much a one-off thing. As I mentioned in the presentation, we do track very closely the relationship between moving annual total working capital based on period end averages, and the moving annual total sales, and in fact during the quarter it actually did improve. That's our measure of working capital management in terms.

          I think on the geographic mix, obviously I think we've talked about this before. Our focus clearly over time is to ensure that we invest in areas where we believe that we can generate value for our shareholders. Of course it would be nice to have a broader geographic mix, but we're not going to commit ourselves to having a certain percentage business either in the US or in Europe or in Asia, we want to focus our investment in those areas where we believe the markets are attractive and we can actually earn economic returns.

          If acquisitions came along which were attractive in Europe then we will base those acquisitions similarly in Asia, but it's all very much related to the ability to generate value from those acquisitions.

JN: When we looked at even the Stackpole acquisition, in essence we were looking for where we could find something which was going to create value and fit in the Group. We looked at a lot of operations in Europe, some in Asia. It just so happened the best opportunity for us was in a timeframe we've been operating in the last little while, was Stackpole. It does have one facility here in the UK, but it's primarily based in Canada.

MC: That wasn't the thrust of my question, it was really the fact that in rest of Europe you've moved from break even to (pound)7m profit, and in the rest of world you've doubled your EBIT to almost just over (pound)13.5m. It was the factors behind that performance is what I was trying to get at.

KL: Oh right. So well in Europe it's actually ... we've been very successful in driving the aftermarket business forward which is part of the overall strategy by bringing new products into that market. The other factor of course is that the impact of the Wiper Systems restructuring where we've started to see the benefits there. Because as you recall, we closed that particular business, and so these are real factors that are actually contributing to the overall improvement in the profitability of the business. And then the rest of the world numbers, well of course the numbers rest of the world are actually relatively small anyway. But again, we had in the quarter actually the business for instance in Brazil, both within the fluid power business and in power transmission actually performed extremely well, and the business in Asia was performing very well. We've seen some very significant growth, admittedly from a small base in China where the business is doing extremely well, and we're looking there at possible future expansion now in that business. And indeed the business in Japan which was a joint venture with Unitta. It was also very successful. So it's been a good quarter really in other areas of the world.

MC: And then Industrial & Automotive, some guidance if possible if there's any top line in the second quarter.

JN: It will all be indicative by production levels. Industrial & Automotive you've got to remember is four areas. It's automotive OE, automotive aftermarket, industrial OE and industrial aftermarket. I think we commented on the fact that the OE aftermarket area, particularly on auto is liable to hang on consumer confidence. If it continues, we had a very good first quarter because the North American winter situation returned to norm, and we had pretty good penetration in Europe as well as the start of penetration in Asia in the aftermarket. So those are growing. But it was very much determined by consumer confidence.

          Similarly, volumes of production in North America, and you know OE inventory are high right now. We have said it's a number we expect to be down around the 16m unit production number, the run rate was higher in the first quarter so there will be less production in the second quarter.

MC: It's difficult for us to get visibility on the platforms you are particularly on. Do you think your mix of platforms will see you through relatively unscathed in the automobile area in the second quarter, or will you feel some considerable impact from those production cut backs?

JN: No, it will not have a dramatic adverse effect on us. If you look at our exposure, you've got to remember, we're not like the pure automotive companies where you've got significant exposure to OE end customers. We've got very broad exposure to the OEs. Not only the Detroit base that we have General Motors and Chrysler, it is also European OEs like Renault and Peugeot, it's Nissan in North America, as well as in Asia it's Honda as well. So we've got a fairly wide range of customers so of the fall down in production levels, the expected fall down in Q2, given our exposure it's probably *

          Bear in mind no one customer throws the company, whatever area we're in, it accounts for no more than 5% of our sales. Obviously industrial side I commented on the industrial market. The replacement market has got a little bit better in the first quarter than it has been, but frankly that is a market that's been very tough.

Mark Troman: Just three questions if I may. Firstly just on the .. you mentioned non residential construction being a bit weaker than perhaps previously thought. What does that mean in terms of potential extra restructuring in those businesses? Do you see any need for that given what you're seeing so far?

          Secondly, Ken, just on the working capital, the debtors figure. You mentioned that was mainly in the aftermarket that drove that number. Was pretty much all that number from that division, could you just give us the mix of how that's developed by division and whether we'd expect .. I know you mentioned there were some seasonal factors there, but whether we expect negative numbers going to the second quarter.

          And thirdly, Jim, just on Stackpole. What's your plan for that business? Are you running it as a standalone entity? Are you integrating it? Just want to get a better feel of what your immediate plans are for Stackpole.

JN: Maybe I'll start with just the comment on the non-residential construction in the US, and whether that would give rise to further restructuring. We mentioned earlier that frankly because of what we expect of the 11% reduction versus the 4% reduction during the course of the year... in light of what we saw is weaker conditions initially in March we moved right away with one of our divisions, Lau industries, so we frankly moved a lot of their production into other facilities, one of the facilities in Juarez, Mexico. In fact one of the adverse impacts in the quarter was that we had a lot of expedited raw materials and expedited finished product to customers on a very demanding schedule as we were moving the plants around. So that was the primary impact of our feel of what's happening here in non-residential construction.

          With respect to Stackpole we intend to integrate it into the Group. Rob Lander will continue to run it, and we do want to develop a stronger hard parts interface with our customers. So some of our other plants where we produce hard parts for example in London, Ontario, we have a damper/pulley facility, we will probably have that working closer with Rob also to the extent that we're producing hard parts in the tensioner area, there are opportunities there as well. So we are going to look frankly to the synergistic benefits of having Rob and his team, their engineering experience, coupled with a very strong engineering group in our London facility, work on how we develop a stronger hard parts presence.

KL: Let me just pick up the working capital point. The ... clearly the numbers .. if you do comparisons on the reported numbers there is a slight impact in terms of currency movement. But the overall figure of roughly say (pound)38m which was associated with the debtor movement, is broadly split into four areas. There's roughly (pound)18m of this due to the timing of the period end, so that's just impact and the timing of sales versus invoicing of sales goods, receipt of cash and so on. (pound)9m of it is really associated with the impact of the aftermarket and there's around about (pound)9m associated with some aftermarket activity within the fluid power activities. So I guess in a way, roughly half of it is aftermarket, and half of that half is to do with automotive and half to do with the power business.

          One of the points that we made of the previous results announcement was that we said that the Group, that the year as a whole would be net cash generative before any acquisitions and disposals, and certainly all the internal information we have within the Group would indicate that the cash report for the balance of the year would still give that condition. So we haven't changed that view.

Zafar Khan: A number of the ones I wanted to ask have been answered, but I just wanted to ask a general one on the .. given that you're now reporting quarterly. Just in terms of seasonality if the Group, if you could just give us some idea of how the businesses are on a seasonal basis across the quarters. Not asking for a forecast, just a general discussion.

KL: Broadly across the quarters when we gauge the phasing, I think we show that actually the business overall is not that seasonal. But that's because each of the individual groupings has a different aspects to its seasonality. The Industrial & Automotive business has an element of seasonality because aftermarket sales tend to be stronger in the winter months, and so certainly fourth quarter/first quarter, you would expect to see a stronger performance in the aftermarket. And then in the Air Systems Components business, you tend to see stronger activity in the second and third quarters because obviously some of them are strong months for building.

          And then similarly engineered & construction products you get some elements of that, but certainly part of their business expands to the second quarter because of the distributors stocking up products ahead of, for instance, the summer months sales season. So there's a whole mix of factors that impact the business. But generally it's the construction cycle which tends to be stronger in the summer rather than in the winter. The aftermarket tends to be stronger in the winter rather than summer. Net debt across the Group more or less washes out.

Tim Adams: Just got three things I wanted to probe a bit. The first is that you've talked an awful lot about growth in the aftermarket in the auto and industrial area. Line just cuts out

JN:       Hello?

KL:       Operator, can you hear us?

Operator: I can hear you. We have no further questions in the queue. Actually your party dropped out for a second.

KL:        He'll probably come back on again, so let's just give him a moment.

David Larkham: Two questions please. Firstly on materials handling. Have you stabilised that business. I know it's loss making, but is that stable now?

          And secondly, on the automotive sensor business, can you say how that's going to flow through the current year, obviously it's going to ramp up over the year.

          And also, Siemens look like they're going to be acquiring SensoNor. Does that have any impact on the business?

JN: Siemens' acquisition of SensoNor, no. Frankly we've got a lot of booked business RTPMS, we are the market leader. Clearly Siemens have moved into the field as well as other companies like Beru and TRW. But we're satisfied that frankly we're the low cost producer of the best product. The only thing we fight against is no OEM wants to give us 100% of the work over the long term. We've been in that position, they'll want to encourage at least three or four suppliers in this area, so we are not worried about the acquisition by Siemens and RTPMS.

          Obviously that business will ramp up during the course of the year, but the real ramp is post 2003 as we meet the requirements of the TREAD Act

          Material handling is basically .. if it's been stabilised, certainly we've been doing a lot of focus in terms of its cost structure. We're optimistic that we will be able to effect a transaction before the end of the year, so our primary focus frankly is on the M&A activity.

John Nuttall: On Industrial & Automotive, obviously very strong performance from the aftermarket business there. How much of the 10% improvement in underlying sales do you think is down to market share going from how much do you believe is down to the more severe weather experienced in the US over the last three or four months?

JN: Frankly I don't think that's material in terms of the performance of that Group, and in terms of the performance of the Group I think aftermarket was important, there was some rise clearly because of the poor normalised winter in North America.

          But if you look across the Group as a whole, particularly the performance in the power transmission area, worldwide we had continued improvements in the sales at the OE level as well, so it wasn't solely aftermarket.

Tim Adams: Just following up from the last question, I wondered if you could give some idea of how your 10% sales growth in industrial and auto, how much did the aftermarket sales grow versus the OE, because it sounds from the way that the call's been going that you had really, really strong growth into the aftermarket. And to what extent was that growth higher than it would normally be because you were filling the channel as it were with new customers?

          Second question is really .. you talked about the working capital and part of it to do with the fluid power business. Can you elaborate on how that business is going? There's been consolidation in the hydraulics business in North America. Is this an impact of that share gain in the aftermarket or something like that.

          And then a slightly quirky question, but on the comparables, you're give us a 98 day period which appears to include Christmas and Easter in the 02 year against a 95 day period which doesn't include either Christmas or Easter this year. It would strike me that the trading period that you've just reported on would have been rather better in terms of revenue versus cost as it were than the comparable 98 days. Can you comment on that at all?

JN: I'll talk about the first two. In terms of growth in the aftermarket, if the flavour of the call today is that all the growth was in aftermarket - that's wrong. We have significantly grown throughout I&A and it's not only in power transmission worldwide, fluid systems did very good business in the first quarter at the OE level. I think in the aftermarket it is not simply because the winter was a bit tougher than it was last year. We've had new penetration and there was a lot of destocking, but more importantly there was penetration with new products. We've introduced new products to the market, we've been more aggressive in terms of sales both in North America and in Europe, significant growth in Europe and some growing presence in the aftermarket in Asia, particularly China.

          On the fluid power question, you know fluid power is an area where it should have been great news. It's been down for a long time. We saw a little bit better performance out of fluid power, the toughness in that area is frankly we are the main provider of the best host and coupling products, we are exploring areas where we can be a systems provider probably through JVs with another to deal more effectively in that area. But because of our name and the quality of our products, understanding that it's been a tough market and we're doing okay.

KL With regard to the number of days, it is a good observation, except if you take the 98 days of the quarter to 30th March you'll find that it actually picks up the trading days between Christmas and New Year in the previous year. So 2001, the last week of 2001 dropped effectively into 2002. So it's ... I think you'll find the number of trading days is actually equivalent year on year. We don't really dissect the business like that, but really it is a fair observation. 98 days isn't necessarily absolutely comparable to 95 which is why we spelt it out for everybody.

          Actually if I can just pick up that business about percentage growth, it's a very important point actually this. One of the points that Mark raised earlier on was the business outside of North America and the improvement in that. The expansion of the business in Asia and also in the rest of the world including South America, actually a lot of that was OE business. So really the answer to your question is if we look very closely at the improvement year on year in each of the businesses, and broadly it's spread across OE and aftermarket. So strong performance in aftermarket, but actually the performance in OE was good, but it was more outside of North America than inside of North America.

JN: At this time actually, given the time of the day and pending meetings, I would like to thank you all for your attendance, and have a good day.